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June 25, 2012

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:	Kathleen Krebs, Special Counsel
Jessica Plowgian, Attorney-Advisor

Re:	Liberty Interactive Corporation (“Liberty”)
Registration Statement on Form S-4 (File No. 333-180543) (the “Registration Statement”)

Dear Ms. Krebs and Ms. Plowgian:

Further to my conversation on June 22, 2012 with Ms. Krebs regarding the comments contained in your letter dated June 21, 2012 (the “SEC Letter”) to Gregory B. Maffei, Chief Executive Officer of Liberty, regarding Amendment No. 2 to the Registration Statement, filed on June 12, 2012, enclosed for your supplemental review are pages from the current draft of Amendment No. 3 to the Registration Statement which reflect revisions to the Registration Statement in response to the comments contained in the SEC Letter.

Thank you in advance for reviewing our disclosure and if you have any questions with respect to the enclosed pages or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:               Liberty Interactive Corporation

Charles Y. Tanabe

KPMG LLP

Jim Bickell